                SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.   20549


                     -------------------------


                             FORM 11-K


           X   Annual Report Pursuant to Section 15(d) of the
          ---  Securities Exchange Act of 1934 (Fee Required)

                                or

               Transition Report Pursuant to Section 15(d) of
          ---  the Securities Exchange Act of 1934(no fee required)
               for the transition period from         to         .
                                             ---------  ----------

            For the fiscal year ended December 31, 1996

                   Commission file number 0-3021


                  ------------------------------


          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN


                   THE ST. PAUL COMPANIES, INC.
                       385 WASHINGTON STREET
                    ST. PAUL MINNESOTA   55102

         (Full title of the Plan and address of the Plan)

                  ------------------------------


                   THE ST. PAUL COMPANIES, INC.
                       385 WASHINGTON STREET
                    ST. PAUL, MINNESOTA   55102

             (Name and address of principal executive offices of the issuer of the securities)

                  -------------------------------

                       REQUIRED INFORMATION
                       --------------------


The St. Paul Companies, Inc. Savings Plus Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements and Schedules                           Page
----------------------------------                           ----

Independent Auditors' Report . . . . .  . . . . . .           3

Statements of Net Assets Available
  for Plan Benefits . . . . . . . . . . . . . . . .           4

Statements of Changes in Net Assets
  Available for Plan Benefits With Fund Information          5-6

Notes to Financial Statements . . . . . . . . . . .          7-19

Schedule of Assets Held for Investment Purposes . .          20

Schedule of Reportable Transactions . . . . . . . .          21

                   INDEPENDENT AUDITORS' REPORT
                   -----------------------------

     The Plan Administrative Committee and Plan Participants
     The St. Paul Companies, Inc. Savings Plus Plan:

     We have audited the accompanying statements of net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan at December 31, 1996 and 1995, and the changes in the net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG PEAT MARWICK LLP
                                            ---------------------
                                            KPMG PEAT MARWICK LLP

     Minneapolis, Minnesota
     June 13, 1997

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

          Statements of Net Assets Available for Plan Benefits

                       December 31, 1996 and 1995


                                              1996           1995
                                          ------------   ------------

Assets:
  Investments:
    Common stock of The St.Paul
      Companies, Inc.                     $ 58,068,532   $ 52,739,954
    Interest income contracts               25,430,965     60,675,735
    Fidelity Intermediate Bond Fund         77,342,203     48,104,725
    Vanguard Wellesley Income Fund          44,220,420     37,548,151
    Vanguard Institutional Index Fund       59,021,057              -
    Mellon Stock Fund                                -     41,707,494
    Twentieth Century Ultra Fund            66,938,124     53,453,607
    Fidelity International Growth Fund       7,749,917      4,185,257
    Vanguard Money Market Reserves Fund     10,368,734      4,540,856
    Participant loans                       21,195,009     19,307,119
    Short-term investments                   1,976,568      2,329,763
                                          ------------   ------------

        Total investments                  372,311,529    324,592,661

  Receivables:
    Company contributions                      986,800      1,107,600
    Accrued dividends                          435,252        379,253
                                          ------------   ------------
        Total assets                       373,733,581    326,079,514
                                          ------------   ------------

Liabilities:
  Cash overdraft                             1,508,896        944,821
  Forfeitures and other                         11,770         34,235
                                          ------------   ------------
        Total liabilities                    1,520,666        979,056
                                          ------------   ------------


Net assets available for plan benefits    $372,212,915   $325,100,458
                                          ============   ============

See accompanying notes to financial statements.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

  Statements of Changes in Net Assets Available for Plan Benefits With
                            Fund Information
                      Year Ended December 31, 1996

                            Company Stock     Income       Balanced    Diversified    Aggressive
                                Fund           Fund          Fund          Fund          Fund
                            -------------    ---------    ----------   -----------    ----------
Contributions:
 Participating companies
   (salary conversion)         $3,682,138   $4,365,274    $3,352,522    $3,970,045    $6,549,957
 Company supplemental match             -           -              -             -             -
                               ----------   ----------    ----------    ----------    ----------
   Total contributions          3,682,138    4,365,274     3,352,522     3,970,045     6,549,957
                               ----------   ----------    ----------    ----------    ----------

Investment income:
 Interest                               -    2,481,408             -             -             -
 Dividends                      1,745,190    4,180,174     3,509,228     2,090,951     3,763,205
 Realized and unrealized
   investment gains (loss)      3,164,745   (1,844,029)      229,013     8,215,019     4,046,528
                               ----------   ----------    ----------    ----------    ----------

   Total investment income      4,909,935    4,817,553     3,738,241    10,305,970     7,809,733

Transfers from other plans      1,227,476    1,012,771     1,787,004     2,280,651     2,781,391
                               ----------   ----------    ----------    ----------    ----------
   Total additions              9,819,549   10,195,598     8,877,767    16,556,666    17,141,081
                               ----------   ----------    ----------    ----------    ----------

Retirement and termination
 distribution benefits and
 withdrawals:
  Paid to participants
   in cash                      2,838,812    8,341,575     1,978,185     2,714,935     3,299,578
  Common stock distributed,
   at market value                 54,514            -             -             -             -
  Forfeitures and other                 -            -             -             -             -
                               ----------   ----------    ----------    ----------    ----------
   Total deductions             2,893,326    8,341,575     1,978,185     2,714,935     3,299,578
                               ----------   ----------    ----------    ----------    ----------

Net increase prior to
 interfund transfers            6,926,223    1,854,023     6,899,582    13,841,731    13,841,503

Interfund transfers            (1,597,645)  (7,861,315)     (227,313)    3,471,832      (356,986)
                               ----------   ----------    ----------    ----------    ----------

   Net increase (decrease)      5,328,578   (6,007,292)    6,672,269    17,313,563    13,484,517

Net assets available for plan
 benefits:
   Beginning of year           52,739,954   108,780,460   37,548,151    41,707,494    53,453,607
                               ----------   -----------   ----------    ----------    ----------
   End of year                $58,068,532  $102,773,168  $44,220,420   $59,021,057   $66,938,124
                               ==========   ===========   ==========    ==========    ==========


                            International      Stable    Participant      Other
                                Fund            Fund        Loans      Unallocated      Total
                             ------------    ----------  -----------   -----------   -----------
Contributions:
 Participating companies
   (salary conversion)           $902,875      $524,525   $        -     $       -   $23,347,336
 Company supplemental match             -             -            -       986,643       986,643
                               ----------    ----------   ----------     ---------    ----------
   Total contributions            902,875       524,525            -       986,643    24,333,979
                               ----------    ----------   ----------     ---------    ----------

Investment income:
  Interest                              -       330,782    1,628,547       156,336     4,597,073
  Dividends                       244,188             -            -             -    15,532,936
  Realized and unrealized
    investment gains (loss)       496,031             -            -             -    14,307,307
                               ----------    ----------   ----------     ---------    ----------

   Total investment income        740,219       330,782    1,628,547       156,336    34,437,316

Transfers from other plans        650,067       770,528            -             -    10,509,888
                               ----------    ----------   ----------     ---------    ----------
   Total additions              2,293,161     1,625,835    1,628,547     1,142,979    69,281,183
                               ----------    ----------   ----------     ---------    ----------

Retirement and termination
 distribution benefits and
 withdrawals:
  Paid to participants
   in cash                        273,163     1,521,885    1,021,577             -    21,989,710
  Common stock distributed,
   at market value                      -             -            -             -        54,514
   Forfeitures and other                -             -            -       124,502       124,502
                               ----------    ----------   ----------     ---------    ----------
     Total deductions             273,163     1,521,885    1,021,577       124,502    22,168,726
                               ----------    ----------   ----------     ---------    ----------

Net increase prior to
 interfund transfers            2,019,998       103,950      606,970     1,018,477    47,112,457

Interfund transfers             1,544,662     5,723,928    1,280,920    (1,978,083)            -
                               ----------    ----------   ----------     ---------    ----------

   Net increase (decrease)      3,564,660     5,827,878    1,887,890      (959,606)   47,112,457

Net assets available for plan
 benefits:
   Beginning of year            4,185,257     4,540,856   19,307,119     2,837,560   325,100,458
                               ----------    ----------   ----------     ---------   -----------
   End of year                 $7,749,917   $10,368,734  $21,195,009    $1,877,954  $372,212,915
                               ==========    ==========   ==========     =========   ===========

See accompanying notes to financial statements.


             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

  Statements of Changes in Net Assets Available for Plan Benefits With
                            Fund Information
                      Year Ended December 31, 1995

                            Company Stock     Income       Balanced    Diversified   Aggressive
                                Fund           Fund          Fund         Fund          Fund
                            -------------    --------      --------    -----------   -----------
Contributions:
 Participating companies
   (salary conversion)         $3,410,850    $4,962,764   $3,215,050    $3,243,210    $5,707,700
 Company supplemental match             -             -            -             -             -
                               ----------    ----------   ----------    ----------    ----------
   Total contributions          3,410,850     4,962,764    3,215,050     3,243,210     5,707,700
                               ----------    ----------   ----------    ----------    ----------

Investment income:
 Interest                               -     3,898,471            -             -             -
 Dividends                      1,492,263     2,862,162    2,413,689       962,613     2,497,598
 Realized and unrealized
   investment gains            10,326,218     2,469,393    5,578,589     9,631,089    11,065,734
                               ----------    ----------   ----------    ----------    ----------

   Total investment income     11,818,481     9,230,026    7,992,278    10,593,702    13,563,332

Transfers from other plans        941,803     1,086,772      979,671     1,096,639     1,382,563
                               ----------    ----------   ----------    ----------    ----------
     Total additions           16,171,134    15,279,562   12,186,999    14,933,551    20,653,595
                               ----------    ----------   ----------    ----------    ----------

Retirement and termination
 distribution benefits
 and withdrawals:
  Paid to participants
   in cash                      3,932,544     9,635,604    1,756,854     2,263,925     2,201,184
   Common stock distributed,
     at market value               96,280             -            -             -             -
   Forfeitures and other                -             -            -             -             -
                               ----------    ----------   ----------    ----------    ----------
     Total deductions           4,028,824     9,635,604    1,756,854     2,263,925     2,201,184
                               ----------    ----------   ----------    ----------    ----------

Net increase prior to
 interfund transfers           12,142,310     5,643,958   10,430,145    12,669,626    18,452,411

Interfund transfers              (615,942)   (7,204,199)     457,788     2,144,077     1,309,429
                               ----------    ----------   ----------    ----------    ----------

   Net increase (decrease)     11,526,368    (1,560,241)  10,887,933    14,813,703    19,761,840

Net assets available for plan
benefits:
   Beginning of year           41,213,586   110,340,701   26,660,218    26,893,791    33,691,767
                               ----------   -----------   ----------    ----------    ----------
   End of year                $52,739,954  $108,780,460  $37,548,151   $41,707,494   $53,453,607
                               ==========   ===========   ==========    ==========    ==========

                           International       Stable    Participant       Other
                                Fund            Fund        Loans       Unallocated       Total
                           -------------      ---------  -----------    -----------     --------
Contributions:
 Participating companies
   (salary conversion)          $703,336       $367,938   $        -      $       -  $21,610,848
 Company supplemental match            -              -            -      1,137,217    1,137,217
                              ----------     ----------   ----------     ----------   ----------
   Total contributions           703,336        367,938            -      1,137,217   22,748,065
                              ----------     ----------   ----------     ----------   ----------
Investment income:
  Interest                             -        191,523    1,409,086        177,546    5,676,626
  Dividends                      132,568              -            -              -   10,360,893
  Realized and unrealized
    investment gains             267,534              -            -              -   39,338,557
                              ----------     ----------   ----------     ----------   ----------
   Total investment income       400,102        191,523    1,409,086        177,546   55,376,076

Transfers from other plans       188,187        605,238            -              -    6,280,873
                              ----------     ----------   ----------     ----------   ----------
     Total additions           1,291,625      1,164,699    1,409,086      1,314,763   84,405,014
                              ----------     ----------   ----------     ----------   ----------

Retirement and termination
 distribution benefits
 and withdrawals:
  Paid to participants
    in cash                       80,232        724,253      974,274              -   21,568,870
  Common stock distributed,
   at market value                     -              -            -              -       96,280
  Forfeitures and other                -              -            -        208,316      208,316
                              ----------     ----------   ----------     ----------   ----------
    Total deductions              80,232        724,253      974,274        208,316   21,873,466
                              ----------     ----------   ----------     ----------   ----------
Net increase prior to
interfund transfers            1,211,393        440,446      434,812      1,106,447   62,531,548

Interfund transfers              721,653      4,100,410      275,681     (1,188,897)           -
                              ----------     ----------   ----------     ----------   ----------
   Net increase (decrease)     1,933,046      4,540,856      710,493        (82,450)  62,531,548

Net assets available for plan
benefits:
   Beginning of year           2,252,211              -   18,596,626      2,920,010  262,568,910
                              ----------     ----------   ----------     ----------  -----------
   End of year                $4,185,257     $4,540,856  $19,307,119     $2,837,560 $325,100,458
                              ==========     ==========   ==========     ==========  ===========

See accompanying notes to financial statements.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                      Notes to Financial Statements

Note 1   Description of the Plan

         General Provisions
         ------------------

         The St. Paul Companies, Inc. Savings Plus Plan (the Plan) is a defined contribution plan which provides retirement and other benefits to eligible employees of participating companies.
         As of December 31, 1996, The St. Paul Companies, Inc.
         (the Company) and its subsidiaries, St. Paul Fire and
         Marine Insurance Company, The St. Paul Insurance
         Company of Illinois, Minet Re North America, Inc.,
         The Swett & Crawford Group Inc., Minet Settlement Services, Inc., St. Paul Reinsurance Management Corporation, Seaboard Surety Company, Minet, Inc., and Economy Fire & Casualty Company participated in the Plan. Minet Re North America, Inc., The Swett & Crawford Group, Inc., Minet Settlement Services, Inc. and Minet, Inc. each withdrew from the Plan effective May 16, 1997 pursuant to the sale of Minet Holdings, Inc. and its subsidiaries by the Company. Until mid-1996, the Company, as Plan administrator, exercised all fiduciary responsibility with respect to the admistration of the Plan and managed and controlled the Plan assets. In mid-1996, the Company appointed the Admistrative Committee as the Plan administrator and the Investment Committee to which the Company has delegated authority over the management and control of the assets of the Plan (including the designation of investment funds). State Street Bank and Trust Co. is the trustee for the trust maintained in connection with the Plan.

         The following brief description of the Plan is provided for general information purposes. Participants should refer to the Plan document and the employee benefits program manual for more complete information.

         Participation, Vesting and Forfeitures
         --------------------------------------

         All employees of participating companies, as defined by the Plan, are eligible to participate on the Jan. 1 or July 1 following their employment date. Participants are 100% vested in their contributions and related earnings. Participants become vested in Company contributions at the rate of 20% after two years of service, increasing 20% per year of additional service and are 100% vested after six years of service. Nonvested Company contributions are forfeited by terminating participants. Forfeitures can be used to restore accounts, pay Plan administrative expenses or offset Company contributions or salary conversion contributions. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

         Contributions
         -------------

         Participants elect to have their employer make salary conversion (pretax) contributions to the Plan on their behalf under Section 401(k) of the Internal Revenue Code. Salary conversion contributions are currently limited to 10% of employees' annual base salary.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Contributions (continued)
         -------------------------

         Participating companies made matching contributions of 50 cents for every dollar of participant salary conversion contributions up to 6% of their base salary until June 30, 1990. Beginning July 1, 1990 the matching contributions to the Plan were replaced with contributions to The St. Paul Companies, Inc. Savings Plus Preferred Stock Ownership Plan of 60 cents for every dollar of participant salary conversion contributions up to 6% of salary.

         Employees of Economy Fire & Casualty Company who do not participate in the Company's stock ownership plan are eligible for a Company supplemental match contribution of $1.00 for every dollar of salary conversion contributions up to 6% of salary. The supplemental match contribution is made to the Plan annually after Dec. 31, for those participants employed on that date.

         Investment Funds
         ----------------

         The Plan currently calls for the maintenance of seven separate investment funds as described below:

         Company Stock Fund
         ------------------

         The Company Stock Fund is to be invested in shares of common stock of The St.Paul Companies, Inc., up to a maximum of 10% of the Company's outstanding common stock.

         Income Fund
         -----------

         The Income Fund is to be invested in an investment fund which invests in fixed income securities to earn a high level of current income while minimizing risk of principal.

         In 1994, the Plan administrator directed that new monies invested in the Income Fund and proceeds from maturing contracts of this fund be invested in the Fidelity Intermediate Bond Fund, a mutual fund which invests in investment-grade fixed income obligations of three- to ten-year maturities, managed by Fidelity Management and Research, Inc.

         Prior to 1994, the Income Fund invested in interest income contracts issued by banks or insurance companies. The Plan administrator selected interest income contracts offered by various companies for the Income Fund as listed in Note 4.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Balanced Fund
         -------------

         The Balanced Fund is to be invested in an investment fund which invests in common stock, corporate and government fixed income securities and cash equivalents.

         The Investment Committee has selected the Vanguard Wellesley Income Fund, a mutual fund which is a member of The Vanguard Group of Investment Companies, as the underlying investment for the Balanced Fund.

         Diversified Fund
         ----------------

         The Diversified Fund is to be invested in an investment fund which invests primarily in common stocks and attempts to match the investment performance of the Standard & Poor's 500
         Composite Stock Index.

         Effective June 30, 1996, the Plan administrator selected the Vanguard Institutional Index Fund, a common stock mutual fund of the Vanguard Group of Investment Companies, as the underlying investment for the Diversified Fund.

         The Plan administrator had selected the Mellon Stock Fund, a stock trust managed by Mellon Capital Management Corporation, a subsidiary of Mellon Bank, as the underlying investment for the Diversified Fund prior to June 30, 1996.

         Aggressive Fund
         ---------------

         The Aggressive Fund is to be invested in an investment fund which invests in common stocks of companies that commonly are considered emerging or high growth corporations.

         The Investment Committee has selected the Twentieth Century Ultra Fund, a common stock mutual fund of Twentieth Century Investors, Inc. as the underlying investment for the Aggressive Fund.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         International Fund
         ------------------

         The International Fund is to be invested in an investment fund which invests in common stocks and fixed income securities of foreign companies.

         The Investment Committee has selected the Fidelity International Growth Fund, an international mutual fund managed by Fidelity Management and Research, Inc. as the underlying investment for the International Fund.

         Stable Fund
         -----------

         The Stable Fund is to be invested in an investment fund which invests in money market instruments with one year or less maturities.

         The Investment Committee has selected the Vanguard Money Market Reserves Fund, a money market mutual fund which is a member of The Vanguard Group of Investment Companies, as the underlying investment for the Stable Fund.

         Allocation
         ----------

         Participants may elect to have their participating Company salary conversion and Company supplemental match contributions invested in these funds in 1% multiples as they choose and may also transfer their balances daily within these funds.

         Investment Income
         -----------------

         Investment income is allocated daily to participant accounts on the basis of each participant's respective share of the assets of each applicable fund.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Distributions
         -------------

         Distribution of benefits from the Plan is made upon retirement, permanent total disability, death or employment termination. Distributions from the Company Stock Fund may be made either in shares of common stock of The St. Paul Companies, Inc., cash or any combination thereof at the discretion of the participant. Distributions are based on a participant's share of the market value of the assets in the applicable funds when the distribution occurs.

         Participants are permitted withdrawals from their share of Company match and salary conversion contributions for financial hardship reasons, as defined by the Plan.

         Participant Loans
         -----------------

         Participants may request to receive as a loan from the Plan up to 50% of their vested account balance subject to a minimum of $500 and a maximum of $50,000. Loans are made at current prime interest rate plus 1/2% and must be repaid by payroll deduction over a maximum period of five years.

         Tax Status
         ----------

         The Internal Revenue Service has issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Since the receipt of the determination letter, certain Plan amendments have been made. It is the opinion of the Company that the Plan continues to qualify under
         Section 401(a) of the Internal Revenue Code.

         Company match contributions invested in the Plan and salary conversion contributions invested in the Plan for participants by their employers are not taxed to the participant until received as a distribution from the Plan. Any appreciation of shares of common stock of The St. Paul Companies, Inc. distributed to a participant is not taxed until the participant disposes of such shares. Under certain circumstances a distribution may be subject to excise taxes of 10% or 15% in addition to normal income tax.

         Plan loans to participants are generally not considered taxable income.

         Taxes on rollover transfers are deferred until the rollover amounts are received as a distribution from the Plan.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Plan Termination
         ----------------

         Although the Company expects to continue the Plan indefinitely, it has reserved the right to terminate the Plan at any time. Upon such termination, the Plan administrator would direct the Plan trustee to distribute participant account balances. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

Note 2   Significant Accounting Policies

         The accompanying Plan financial statements are presented on an accrual basis.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from those estimates.

         The investment in common stock of The St. Paul Companies, Inc. and in shares or units of investment funds are carried at market value, based on published market quotations. Realized gains or losses on sales of these investments and the change in unrealized appreciation or depreciation in market value of these investments are presented in total in the statements of changes in net assets available for plan benefits with fund information. The average cost method is used to determine cost of shares sold or distributed. Purchases and sales of investments are recorded on a trade date basis.

         The investment in interest income contracts is carried at the contract value of contributions made plus interest at the contract rate less withdrawals for benefits paid.

         Participant loans are carried at unpaid principal amounts plus accrued interest.

         Money market fund and short-term investments are carried at cost plus accrued interest, which approximates market value.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 2   Significant Accounting Policies (continued)

         A portion of administrative expenses of the Plan is paid by the Company and not reflected in the accompanying financial statements. Plan administrative expenses paid by the Plan are paid out of forfeitures and interest from the controlled disbursement account maintained by State Street Bank and Trust Company and are shown as forfeitures and other in the accompanying statements of changes in net assets available for plan benefits with fund information. Plan forfeitures are used to restore accounts, pay administrative expenses, offset company matching contributions or salary conversion contributions.

         Certain amounts in the 1995 financial statements have been reclassified to conform to the 1996 presentation.


Note 3   Investment in Common Stock of The St. Paul Companies, Inc.

         Information regarding the Plan's investment in common stock of The St. Paul Companies, Inc. follows:

                                                December 31,
                                      ----------------------------
                                              1996            1995

                                       -----------     -----------
           Number of shares owned          990,508         948,134
           Percent of total shares
             outstanding                        1%              1%
           Market value per share      $     58.63     $     55.63
           Average cost per share            28.13           23.66

           Total cost of shares
             owned                     $27,862,612     $22,435,092
           Unrealized appreciation      30,205,920      30,304,862
                                       -----------     -----------

                Total market value
                  of  shares owned     $58,068,532     $52,739,954
                                       ===========     ===========

                Dividend income for
                  the year             $ 1,745,190     $ 1,492,263
                                       ===========     ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 4   Investment in Interest Income Contracts

         Information regarding the carrying value of the Plan's investment in interest income contracts follows. The average annual yield on the interest income contracts was 6.02% in 1996 and 6.30% in 1995:

                                                         December 31,
                                                  -------------------------

         Company            Contract Terms            1996            1995
         ----------------    ------------------   -----------    -----------
         John Hancock      -Deposit of first
           Life Insurance   half 1993 cash flow
                            and 50% of first
                            half 1993 contract
                            payments
                           -5.74% annual
                            interest rate
                           -Repayment on
                            June 30, 1997         $12,668,427    $11,980,733

         Provident Life    -Deposit second
           and Accident     half 1993 cash
           Insurance        flow and contract
                            payments
                           -5.72% annual
                            interest rate
                           -Repayment on
                            Dec. 31, 1997          12,762,538     12,072,018

         Protective Life   -Deposit 50% of
           Insurance        first half 1993
                            contract payments
                           -6.48% annual
                            interest rate
                           -Repayment on
                            Dec. 31, 1996                  -      10,770,117

         New York Life     -Deposit of 1992
           Insurance        contract payments
                            and 1992 net cash
                            flow
                           -6.4% annual
                            interest rate
                           -Repayment of 50%
                            on Jan. 2, 1996
                            and balance on
                            July 1, 1996                   -      25,852,867
                                                  -----------    -----------
         Total carrying value                     $25,430,965    $60,675,735
                                                  ===========    ===========
         Interest income for the year             $ 2,481,408    $ 3,898,471
                                                  ===========    ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 4    Investment in Interest Income Contracts (continued)

          The estimated fair value of the interest income contracts is based on current interest rates available on fixed income securities in the market that have terms similar to the Plan's interest income contracts. Information regarding the estimated fair value of each interest income contract follows:

                                                December 31,
                                        --------------------------
               Contract Company            1996           1995
             -----------------------    -----------    -----------
             John Hancock Life
               Insurance                $12,680,335    $12,038,241

             Provident Life and
               Accident Insurance        12,754,242     12,133,585

             Protective Life
               Insurance                     -          10,878,895

             New York Life Insurance         -          25,916,207
                                        -----------    -----------

             Total estimated fair
               value                    $25,434,577    $60,966,928
                                        ===========    ===========

Note 5   Investment in Fidelity Intermediate Bond Fund

         Information regarding the Plan's investment in shares of the Fidelity Intermediate Bond Fund follows:

                                                December 31,
                                        --------------------------
                                           1996           1995
                                        -----------      ---------
             Number of shares owned       7,672,838      4,621,011
             Market value per share     $     10.08    $     10.41
             Average cost per share           10.12          10.09

             Total cost of shares
               owned                    $77,638,705    $46,613,227
             Unrealized appreciation
               (depreciation)              (296,502)     1,491,498
                                        -----------    -----------

             Total market value of
               shares owned             $77,342,203    $48,104,725
                                        ===========    ===========
             Dividend income for the
               year                     $ 4,180,174    $ 2,862,162
                                        ===========    ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 6   Investment in Vanguard Wellesley Income Fund

         Information regarding the Plan's investment in shares of the Vanguard Wellesley Income Fund follows:

                                                 December 31,
                                       ---------------------------
                                           1996           1995
                                        -----------    -----------
             Number of shares owned       2,156,042      1,836,990
             Market value per share     $     20.51    $     20.44
             Average cost per share           18.43          17.88

             Total cost of shares
               owned                    $39,730,675    $32,845,886
             Unrealized appreciation      4,489,745      4,702,265
                                        -----------    -----------
             Total market value of
               shares owned             $44,220,420    $37,548,151
                                        ===========    ===========
             Dividend income for
               the year                 $ 3,509,228    $ 2,413,689
                                        ===========    ===========



Note 7   Investment in Vanguard Institutional Index Fund and Mellon
         Stock Fund

         Information regarding the Plan's investment in shares of the Vanguard Institutional Index Fund follows:
                                                     December 31,
                                              --------------------------
                                                  1996          1995
                                               -----------   -----------
              Number of shares owned               857,117        -
              Market value per share           $     68.86        -
              Average cost per share                 63.21        -

              Total cost of shares owned       $54,175,093        -
              Unrealized appreciation            4,845,964
                                              ------------    ----------
              Total Market value of shares
                owned                          $59,021,057        -
                                               ===========   ===========
            Dividend income for the year       $ 1,510,086        -
                                               ===========   ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 7 Investment in Vanguard Institutional Index Fund and Mellon Stock Fund (continued)

         Information regarding the Plan's investment in units of the Mellon Stock Fund follows:
                                                     December 31,
                                              --------------------------
                                                  1996          1995
                                               -----------   -----------
            Daily Opening Stock Index Fund
              Number of units owned                -             275,190
              Market value per unit                -         $    151.56
              Average cost per unit                -              118.91

              Cost of units owned                  -         $32,724,151
              Unrealized appreciation              -           8,983,343
                                               -----------   -----------
              Market value of units owned          -         $41,707,494
                                               ===========   ===========
            Dividend income for the year       $   580,865   $   962,613
                                               ===========   ===========

         Effective June 30, 1996, the investment in the Mellon Stock Fund was sold and reinvested in the Vanguard Institutional Index Fund.


Note 8   Investment in Twentieth Century Ultra Fund

         Information regarding the Plan's investment in shares of the Twentieth Century Ultra Fund follows:

                                                    December 31,
                                              ---------------------------
                                                  1996          1995
                                               -----------   -----------
            Number of shares owned               2,382,988     2,047,247
            Market value per share             $     28.09   $     26.11
            Average cost per share                   21.78         19.86

            Total cost of shares owned         $51,900,311   $40,662,955
            Unrealized appreciation             15,037,813    12,790,652
                                               -----------   -----------
            Total market value of shares
              owned                            $66,938,124   $53,453,607
                                               ===========   ===========
            Dividend income for the year       $ 3,763,205   $ 2,497,598
                                               ===========   ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 9   Investment in Fidelity International Growth Fund

         Information regarding the Plan's investment in shares of the Fidelity International Growth Fund follows:

                                                      December 31,
                                             ---------------------------
                                                 1996          1995
                                              ----------     ----------
            Number of shares owned               396,415        233,162
            Market value per share            $    19.55     $    17.95
            Average cost per share                 18.10          17.43

            Total cost of shares owned        $7,174,779     $4,063,611
            Unrealized appreciation              575,138        121,646
                                              ----------     ----------
            Total market value of shares
              owned                           $7,749,917     $4,185,257
                                              ==========     ==========
            Dividend income for the year      $  244,188     $  132,568
                                              ==========     ==========


Note 10  Realized and unrealized investment gains (losses)

         The Plan's net realized and unrealized gains (losses) from investments owned, purchased or sold during the years indicated are summarized by investment as follows:

                  Investment                  1996             1995
          -----------------------------   ------------     -------------
        Common stock of The St. Paul
          Companies, Inc.                  $ 3,164,745       $10,326,218
        Fidelity Intermediate Bond Fund     (1,844,029)        2,469,393
        Vanguard Wellesley Income Fund         229,013         5,578,589
        Vanguard Institutional Index Fund    4,927,342            -
        Mellon Stock Fund                    3,287,677         9,631,089
        Twentieth Century Ultra Fund         4,046,528        11,065,734
        Fidelity International Growth
          Fund                                 496,031           267,534
                                          ------------      ------------
            Total                          $14,307,307       $39,338,557
                                          ============      ============

               THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 11  Transfers from Other Plans

         The Plan allows for rollover transfers to be made to the Plan by employees of participating companies. These rollover transfers are lump-sum distributions from other tax-qualified plans of previous employers which participants elect to have invested in the Plan within sixty days of receipt.

         The Plan also allows for annual diversification transfers to be made to the Plan by certain participants of The St. Paul Companies, Inc. Employee Stock Ownership Plan (ESOP). These diversification transfers are cash amounts which ESOP participants elect to have invested in the Plan rather than receive as diversification distributions.


         The following is a summary of these transfers to the Plan in 1996 and 1995:

                                                 1996          1995
                                               ----------   ----------
            Rollover transfers                $10,119,577   $5,958,789
            ESOP diversification transfers        390,311      322,084
                                               ----------   ----------
                Total transfers from other
                  plans                       $10,509,888   $6,280,873
                                               ==========   ==========


Note 12  Party-in-Interest Transactions

         Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act
         (the Act) unless a specific exemption applied. State Street Bank and Trust Company (State Street), is a party-in-interest as defined by the Act as a result of being trustee of the Plan. State Street is investing Plan assets in its short-term investment fund. The
         Plan also engages in transactions involving the acquisition or disposition of common stock and the short-term pool of The St.
         Paul Companies, Inc., a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

               THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                  Schedule 1

          Item 27a-Schedule of Assets Held for Investment Purposes

                       Investments at End of Plan Year

                              December 31, 1996


                                Description of                      Current
    Identity of Issue             Investment           Cost          Value**
--------------------------    -------------------    ----------   -----------

*The St. Paul Companies,     Common stock, no
   Inc.                       par value,
                              990,508 shares        $27,862,612   $58,068,532

 Interest income contracts:
  John Hancock Life
   Insurance                 5.74%, due 6/30/97      12,668,427    12,668,427
  Provident Life and
   Accident Insurance        5.72%, due 12/31/97     12,762,538    12,762,538
                                                     ----------   -----------
                                                     25,430,965    25,430,965
                                                     ----------   -----------

 Fidelity Intermediate       7,672,838 mutual
  Bond Fund                  fund shares             77,638,705    77,342,203
 Vanguard Wellesley Income   2,156,042 mutual
  Fund                         fund shares           39,730,675    44,220,420
 Vanguard Institutional      857,117 mutual fund
   Index Fund                  shares                54,175,093    59,021,057
 Twentieth Century Ultra     2,382,988 mutual
  Fund                       fund shares             51,900,311    66,938,124
 Fidelity International      396,415 mutual fund
  Growth Fund                  shares                 7,174,779     7,749,917
 Vanguard Money Market       5.28%, money market
  Reserves Fund                fund                  10,368,734    10,368,734
 Participant loans           Prime plus 1/2%,
                               maximum 5 years       21,195,009    21,195,009

 Short-term investments:
  *St. Paul Short-Term
    Pool                     5.40%, due on demand        32,449        32,449

  *State Street Bank &
    Trust Fund               5.38%, due on demand     1,944,119     1,944,119
                                                     ----------   -----------
                                                      1,976,568     1,976,568
                                                     ----------   -----------
   Total investments                               $317,453,451  $372,311,529
                                                    ===========   ===========

  *Party-in-interest

 **For ERISA reporting purposes current value is equal to market value, except for interest income contracts, which are equal to contributions made plus accrued interest at the contract rate less withdrawals for benefits paid and participant loans, which are equal to unpaid principal plus accrued interest.

See accompanying independent auditors' report.

                 THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                  Schedule 2

                  Item 27d-Schedule of Reportable Transactions*

                          Year Ended December 31, 1996





                                                          Current
Identity of Party                                       Value of the
     Involved/                                            Asset on       Net
  Description of      Purchase    Selling     Cost of    Transaction   Gain or
      Asset            Price       Price     the Asset**   Date         (Loss)
------------------   ---------   ---------   ---------    ---------    --------

New York Life
Insurance/
Interest Income
Contract:
  Withdrawals                   $26,260,110  $26,260,110  $26,260,110     $  -

Fidelity
Intermediate
  Bond Fund/
Mutual
  Fund Shares:
  Purchases        $50,161,782                50,161,782   50,161,782        -
  Withdrawals                    18,902,369   19,360,957   18,902,369  (458,588)

Vanguard
Institutional
  Index Fund/
Mutual
  Fund Shares:
  Purchases         56,208,653                56,208,653   56,208,653       -

Mellon Stock Fund/
Stock Fund Units:
  Withdrawals                    48,075,971   44,788,294   48,075,971  3,287,677









 *No expense incurred with transactions
**For ERISA reporting purposes cost is equal to the market value as of the beginning of the year, except for interest income contracts, which are equal to contributions made plus accrued interest at the contract rate less withdrawals for benefits paid. For assets purchased and sold during the year the cost is equal to the purchase price.


See accompanying independent auditors' report.

                             SIGNATURE
                            ----------



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






June 25, 1997               THE ST. PAUL COMPANIES, INC.
                                  SAVINGS PLUS PLAN
                                  (The Plan)



                                       By /s/ John P. Clifford Jr.
                                          ------------------------
                                       John P. Clifford Jr.

                                      Human Resources Benefits and
                                      Compensation Officer
                                      Member of the Administrative
                                      Committee for The St. Paul
                                      Companies, Inc. Savings Plus
                                      Plan